12/20



02069082

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Greencore Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 4908 FISCAL YEAR 9-29-00

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 1/15/03



GREENCORE
GROUP

Annual Report 2000

ARS
9-29-00

Strategic Intent

Greencore's corporate strategy is to generate sustained earnings performance through optimising returns from its strong, high quality, cash generative primary businesses, exploiting the organic growth potential of its food ingredients and consumer foods businesses and through the acquisition of businesses which, when combined with Greencore's existing operations and focussed and ambitious management, have the capability to develop strong market positions in their sectors.

Contents

Financial Highlights

	2000 €'000	1999 €'000	Change %
Turnover	**905,933**	862,399	+5.0
Operating profit*	**80,165**	81,943	-2.2
Shareholders' funds	**296,398**	285,672	+3.8
Headline earnings per share*	**34.0c**	34.5c	-1.4
Dividends per share	**9.95p**	9.35p	+6.4

Turnover
year ended 29 September 2000


Food and Ingredients 63% €571m
Sugar 21% €187m
Agribusiness 16% €147m

Operating Profit*
year ended 29 September 2000


Food and Ingredients 45% €36.2m
Sugar 42% €33.7m
Agribusiness 13% €10.2m

*before goodwill amortisation and exceptional items

Turnover (€m)


555
583
593
752
862
906
1995
1996
1997
1998
1999
2000

Operating profit* (€m)


57.4
63.4
59.2
71.7
81.9
80.2
1995
1996
1997
1998
1999
2000

Dividends per share (c)


7.5
8.6
9.8
10.8
11.9
12.6
1995
1996
1997
1998
1999
2000

Headline earnings per share* (c)


28.2
32.6
32.3
32.6
34.5
34.0
1995
1996
1997
1998
1999
2000



Bernie Cahill



Jack Casey



Tony Barry



Kevin O'Sullivan



Paddy Galvin

B.M. Cahill*, (aged 70), has been non-executive Chairman of Greencore since its formation in March 1991. He was Chairman of Irish Sugar plc between 1985 and 1991. He is a former Chairman and Managing Director of Express Foods Group Ireland Limited when it was part of Grand Metropolitan PLC. He is Chairman of Aer Lingus Group plc and Irish Food Processors Limited and a director of Murphy Brewery Ireland Limited, part of Heineken N.V.

A.D. Barry*, BE Civil, MICE, FIEI (aged 66) joined the Board in November 1992. He is a director of Bank of Ireland Group, DCC plc and Ivernia West Inc. He is a former Chairman of CRH plc previously having been Chief Executive. He is a past President of the Irish Business and Employers Confederation.

J.F. Casey*, FCA (aged 58) was appointed to the Board in December 1998. He has held a number of senior positions in industry and is a former Managing Director of New Ireland Holdings plc and a former director of Beamish & Crawford plc, Sun Life & Provincial Holdings plc and Telecom Eireann.

D.J. Dilger, BA, FCA (aged 44), Chief Executive, joined the Board in January 1992. He was Chief Executive of Food Industries plc and previously held the position of Group Finance Director of Woodchester Investments plc. He is a director of Enterprise Ireland.

E.P. Galvin*, CEng, MI MechE, FIEI (aged 67) joined the Board in February 1996. He is a former Chairman and Chief Executive of Waterford Crystal, a former director of Waterford Wedgewood plc and a former Operations Director of Guinness Ireland. He is former Chairman of Doyle Hotel Group and is a director of Bank of Ireland Group, Gallaher (Dublin) Limited and Irish Shell plc.

Board of Directors


Redmond O'Donoghue


Ben Power


John Kinder


Declan Scott


David Dilger

J.M. Kinder* MA (aged 44) joined the Board in December 1997. He is a former Managing Director of E.D.& F. Man Sugar and director of E.D.& F. Man plc.

P. R. O'Donoghue* (aged 57) joined the Board in December 1999. He is Group President and Chief Operating Officer of Waterford Wedgwood plc. Previously he held senior management positions with the Ford Motor Company in Ireland, Spain and the U.K. He is Chairman of Bord Failte.

K.C. O'Sullivan, FCA (aged 58), Chief Financial Officer, joined the Board in January 1992. He was Group Finance Director of Hillsdown Holdings plc having previously held senior financial positions with other major UK companies.

B.J. Power, FCIS (aged 58), Chief Administrative Officer, joined the Board in January 1992 having previously been Director and Company Secretary of W. & R. Jacob plc. He is a member of the Board of the Irish Centre for Commercial Law Studies and of the Foundation for Fiscal Studies.

R.D. Scott*, MSc (aged 62) joined the Board in September 1995. He was formerly President of the Chemicals Division of SmithKline Beecham in the U.K.

*Denotes non-executive director

Board Committees:

Audit Committee
B.M. Cahill*
J.F. Casey*
E.P. Galvin*
P. R. O'Donoghue*
R.D. Scott*

Nomination Committee
A.D. Barry*
B.M. Cahill*
D.J. Dilger

Option Committee
A.D. Barry*
B.M. Cahill*
J.M. Kinder*
R.D. Scott*

Remuneration Committee
A.D. Barry*
B.M.Cahill*
J.M. Kinder*
R.D. Scott*



Bernie Cahill

Chairman's Statement

Results

Sales for the year increased by 5% to €906m while operating profit before goodwill amortisation and exceptional items showed a decline of 2% to €80.2m. Operating profit in both Food and Ingredients and Agribusiness showed an increase while Sugar was adversely impacted by changes in the E.U. sugar regime. Pretax profit before exceptional items was €70.6m (1999: €74.3m).

Headline earnings per share amounted to 34.0c (1999: 34.5c). A final dividend of IR6.5p (8.253298c) (1999: IR6.2p (7.872376c)) is proposed making a total dividend for the year of IR9.95p (12.633894c), an increase of 6.4% on the 1999 total dividend of IR9.35p (11.872051c).

Board Changes

I was due to retire from the Board next February. However, my colleagues have asked me to stay on for a further year to assist with the integration of Hazlewood. I am pleased and honoured to accept this invitation which is subject to shareholders' approval. This will require an amendment to the Articles of Association to remove the present age limit of 70 years for directors. Dr. Galvin will be retiring from the Board after the Annual General meeting next February. I would like to take this opportunity of placing on record the thanks of the Board to Dr. Galvin for the valuable and significant contribution he made to our deliberations and to wish him well in the future. We are also proposing increasing the size of the Board to facilitate additional appointments. Patrick Kennedy, Group Development Manager, and Peter Woodall, presently Chief Executive of Paramount Foods plc and the incoming Chief Executive of Hazlewood, will be co-opted to the Board.

Current Trading and Outlook

In the Food and Ingredients sector, the outlook for malt markets is more encouraging than for some years and the steps taken to improve efficiency in our malt operations ensure that the Group is in a good position to take advantage of the anticipated upturn in the market in the key selling period which has recently commenced. In baked goods, the bread market continues to be very competitive and the impact of the loss of business from one retail customer in the second half of 1999 is steadily being offset by business gains with other customers. In pizza, demand continues to be very strong and plans to build a major new topped pizza facility at a total cost of €22m were announced in August 2000. Our other ingredient and consumer foods businesses anticipate further progress in the year, including the benefit of a full year contribution from Roberts, although the flour market is likely to remain difficult.

The current year Irish Sugar beet processing campaign was satisfactory despite adverse weather conditions and total sugar production in excess of quota was achieved. The E.U. has announced minor cuts in quota for the current year which amount to approximately 4,000 tonnes (2%) in the case of Irish Sugar.

In Agribusiness, a further satisfactory year is anticipated helped by good opening positions in grain and fertilisers.

Our strategy is focused on generating sustained earnings performance and the acquisition of businesses which have the capacity to develop strong market positions in their sectors and to benefit from the operational strengths and cashflow of Greencore. We believe that the proposed acquisition of Hazlewood fits directly with our corporate strategy and represents a logical and important step in pursuit of this strategy.

Hazlewood Foods

On 10 November 2000, Greencore announced a recommended cash offer to acquire the U.K. based convenience foods manufacturer, Hazlewood Foods plc. This values Hazlewood at approximately Stg£258m together with debt which amounted to Stg£90m at the date of its last interim accounts at 30 September 2000. Further details of this important step are included in the circular sent to shareholders on 21 November 2000. The proposal was approved by Greencore shareholders at the Extraordinary General Meeting held on 7 December 2000.

The acquisition represents a further major step in Greencore's strategy of expanding into value-added and growing areas of the U.K. and Continental European convenience retail and food service markets. Hazlewood has a portfolio of businesses with strong market positions and significant potential for growth including chilled products such as sandwiches, pizzas, quiches, sauces and ready meals and also grocery products including cakes and desserts, bottled sauces and ambient grocery goods.

The combination of Greencore and Hazlewood has a very strong strategic, operational and financial rationale. The enlarged Group will have a stronger market presence in the U.K. in various growing segments and a broader base from which to drive the potential of the business. Greencore's skill in improving the cost base of U.K. businesses it has acquired will assist in addressing the under-performing aspects of Hazlewood's operations. It is Greencore's intention to accelerate this through additional innovation and investment in the growth categories, through rationalisation of the slower growing activities and through elimination of certain loss-making activities. The Board of Greencore is confident that significant value will be created through the acquisition and integration of Hazlewood.

I would like to thank all our employees for their efforts during the year and for their contribution to the continuing development of the Group.



10 January 2001

Chief Executive's Review

The primary goal of Greencore is to shape and run our business in such a way as to generate and sustain earnings growth within acceptable risk parameters. While this is not the only objective of the Group, it is primary because the successful achievement of sustained earnings growth opens up a whole variety of opportunities for the Group, our shareholders, our businesses and our people.

Our strategy to achieve this primary goal has been consistent and will achieve our objective. Firstly, we will continue to optimise the returns from our stable of high quality, cash generative primary processing businesses. Secondly, we will continue to exploit every opportunity to achieve the organic growth potential of our ingredient and consumer food businesses, most of which have been brought into the Group during the last four years. The final leg of our strategy has been to acquire businesses, which when combined with our existing operations and focussed and ambitious management have the capability to develop strong market positions in strongly growing sectors of convenience food markets.

We have continued to implement all elements of our strategy in the year under review. However, as is sometimes the case, the profit and loss account for the year just finished does not fully reflect the determined implementation of our plan. Institutional changes in sugar, record import levels in flour and a temporarily weak global malt market have held back returns from some of our primary processing businesses but we have continued to ensure that all of our businesses will retain and, if possible, improve their competitive positions. In particular, we anticipate that our malt business will, in the current year, begin to see the benefits of this work in more buoyant malt markets than we have seen for some years.

Current year results will also benefit from the incorporation of the results of our two UK convenience food acquisitions made during the course of the last financial year, William Rodgers Foods and The Robert's Group.

However, by far the most significant output of last year's strategy implementation work was the acquisition of Hazlewood Foods which was announced on 10 November, 2000. The acquisition and integration of this business with our existing UK consumer foods businesses will transform this Group and, in particular, its future growth profile.

Hazlewood Foods has a number of important and attractive attributes. It is a leading convenience food producer in the UK, the Netherlands and in other specific Continental European markets. The enlarged business will have strong market positions in some of the fastest growing segments of these convenience food markets. Much of the business is exceptionally well invested and has some of the finest production facilities and management teams in their segments. Significant synergies and cost savings can and will be extracted from the combination of our two Groups and we will create a business with the critical mass and scale to deliver outstanding value to our customers as well as a growing return to our shareholders.

Much work remains to be done during the next twelve months in order to properly exploit this clear potential of the business both for customers and shareholders. Some parts of the acquired business are performing poorly and these losses will be quickly stopped. Other businesses are performing better but do not fit in with our plan to create a customer-oriented, modern food group focussed on chilled and ambient convenience food. These businesses will be divested.

The remaining businesses will be integrated under coherent, unified management teams drawn from both sides of the business with selection being based solely on ability and commitment to the achievement of outstanding results throughout every function in our business and for the benefit of all shareholders.

The job of restructuring and integrating the two groups is full of opportunity for many of the managers from both sides of our enlarged Group. The successful implementation of our plan will yield significant value, earnings enhancement and a much more attractive earnings growth profile for the future.



David Dilger

10 January 2001

Operating & Financial Review

a larger piece of the pie





Food and Ingredients

The Food and Ingredients sector is now the largest sector of our business measured in terms of both sales and operating profit. Sales increased by 10% to €571m while operating profit showed a small increase to €36.2m.

Pizza and sauces

Greencore's strategy of investing in faster growth market sectors is excellently illustrated by its acquisition of **Paramount Foods** in 1998. Paramount provides a complete range of pizza bases, toppings and partly and fully topped pizzas for both private label and branded distribution through high volume retail chains, food service, and food manufacturing companies. Paramount enjoyed a further year of strong growth in sales and profits despite the difficulties in export markets caused by the strength of sterling against the weak Euro. It also saw further customer gains and success in new product areas including organic fresh pizza and Italian style pizzas. In August 2000, Paramount announced a project for the construction of a new topped pizza plant adjacent to its current plant in North Wales This project will come on stream at the end of 2001 at a cost of €22m and represents the largest investment in the fast growing chilled pizza area in Europe. Paramount also acquired its Scandinavian pizza distributor in August 2000.

Food and Ingredients sales growth 1996 - 2000 €m

96	00
199	571

Meridian Foods supplies a range of high quality ambient cooking sauces and spreads for this growing and profitable market. Meridian again experienced strong growth and commissioned extra capacity at a cost of €2m which came on stream in the latter part of the year. Meridian specialises in organic foods and has a wealth of experience over many years in this specialist area of the market. Excellent sales growth in organic products was again achieved in the year reflecting consumers' requirements for quality healthy-eating products.

Food and Ingredients operating profit growth 1996 - 2000 €m

96	00
13.2	36.2

The outlook for pizza and wet sauces for next year continues to be strong with substantial new product launches planned in wet sauces, dips, marinades and organic extensions into salad creams, brown sauces, cranberry sauces and ethnic cooking sauces. Following the acquisition of Organic Valley, a range of organic canned products will also be launched.

Operating & Financial Review continued

Kears sales growth
1991 - 2000
€m

167

58

91 00

Kears speciality products growth
1998 - 2000
€m

28

12

98 00

Baked Goods

Kears is now the third largest producer of bread and baked goods in the U.K. and again experienced growth in both sales and profitability in the highly competitive U.K. bread market. During the second half of the financial year, Kears was impacted by the loss of one retail customer but this has been steadily offset by business gains from other customers.

Kears continues to exploit opportunities in faster growth areas of the market and now has a wide range of baked products including crumpets, muffins, pancakes, donuts, rolls, baps as well as a full range of bread products.

Its **Rathbones** branded products performed especially well and Kears successfully launched new products including crusty loaves, organic loaves and long-life loaves under this strong regional brand.

Kears produces over 5 million loaves each week and has more than doubled its sales of speciality baked produce such as garlic bread and slices, donuts and crumpets and other hot plate products over the last two years.

While the market for standard and economy bread was volatile, particularly in the second half of the year, Kears position as a low-cost operator has always resulted in a strengthening of its market position in any consolidation changes within the industry. During the year, Kears acquired a bakery in the North West of England and now operates from 10 locations to ensure full coverage of Great Britain.

Kears will continue to focus on ensuring it operates the most cost-effective bakeries in the U.K. and also on value-added opportunities which will help offset the pricing pressures in the standard bread market. Kears will also exploit the opportunities to strengthen its market positions in the food service, catering and sandwich sectors and the acquisition of Hazlewood will help to accelerate these opportunities.

fresh today



Operating & Financial Review continued

extra measures



Malt

Greencore Malt is the fifth largest maltster in the world with production operations based in England, Scotland, Ireland and Belgium. Greencore supplies 15 out of the top 20 brewers and distillers in the world and exports to over 60 countries. It holds over 10% of the non-tied worldwide market.

During the year, re-organisation of the malt operations under one integrated management team was completed. Additionally, less efficient small maltings in Ireland and Belgium were closed together with a U.K. malting at Wallingford which was sold at an exceptional profit of €7.6m, thereby reducing the capital employed within the malt operations and improving return on capital.

In difficult global malt markets, Greencore Malt traded in line with expectations and continued to improve efficiency and productivity. The Belgian operations experienced a strong increase in European sales. Capital projects totalling €2m were completed to improve energy costs and productivity in Glenesk in Scotland and Athy in Ireland and further success in technical developments in the promotion of new malting barley varieties and improved grain analysis was achieved. Malt sales are tied to international consumption of beer and whiskey which, despite economic downturns in some markets, still show growth. Additionally, consolidation within international brewing and distilling customers is likely to increase the requirement for large scale-efficient malt suppliers and increase the tendency in recent years for brewers to out-source their malt requirements rather than produce in-house.

The outlook for next year is more positive than for some years with continued recovery from Asian markets, increased demand from South America and good demand from Eastern European and Russian markets leading to improved sentiment in global malt markets and, therefore, improved prospects for 2001. While export margins for the U.K. business will be impacted by the relative strength of sterling against the Euro, the strength of the order book and the continued emphasis on low-cost operations give grounds for optimism for good growth in the coming years.

Greencore Malt sales 2000


Rest of the World 38%
U.K. 24%
Continental Europe 23%
Republic of Ireland 15%

Greencore Malt production 2000


U.K. 59%
Republic of Ireland 23%
Continental Europe 18%

Operating & Financial Review continued

Oatmeal export increases

22%
20%

99 00

2000 consumer product sales

Odlums brand 95%
Own label 5%

Flour and Oatmeal

Odlums is Ireland's largest flour miller supplying 50% of the market and operating from 2 port-based flour mills and 2 speciality mills. Focus in recent years has been in developing value-added speciality food mixes for the retail market and ingredients for the industrial market.

1999/2000 saw further product extension in the retail sector with new Quick Bread varieties and the introduction of Quick Scones. The range of heat treated flours for the industrial market saw customer gains with an excellent base of multinational and domestic customers having been established since the project was commissioned in 1998. The market for traditional flour use in baked goods, which is relatively static, was adversely impacted in the year by increased imports of flour from the U.K. despite the strength of sterling. Demand in newer product areas, such as pizza, pies and pastries continues to increase. The flour milling sector in both Ireland and the U.K. has structural over-capacity and Odlums will play a key role in the necessary rationalisation in this sector in Ireland.

In oatmeal, a further excellent increase in sales and profits was achieved with the premium McCann branded range increasing its exports to North America by almost 20%. These luxury branded products are now represented in the top 10 supermarket chains in the United States where the healthy qualities of the products are highly valued.

Odlums continues to focus on opportunities for growth whilst also recognising the requirement for continuous improvement in operating efficiencies, plant utilisation and cost reduction. During the year, the oatmeal plant at Sallins achieved ISO 14001 status and the heat treated flour plant at Cork achieved ISO 9002 status.

self raising



Operating & Financial Review continued

healthy dressing



Soups, sauces and edible oils

Erin Foods is Ireland's largest manufacturer of dried soups, sauces and snacks. During the year, the Nottingham based **William Rodgers (Foods)** was acquired. This combination will provide an excellent basis for synergies and growth at both Erin and Rodgers. Rodgers is a manufacturer of pasta in sauce and savoury rice and cous-cous in private label formats for the major U.K. multiples and operates from a well invested manufacturing and packaging facility. The businesses are focused towards providing convenience products to meet changing consumer lifestyles. New products launched, or planned to be launched, include new simmer and instant soups, pulses, pasta, rices and organic soups. Additionally, building on the success of Erin's Vitaslim low calorie range, further low calorie snack products are planned. 1999/2000 saw further growth in Erin's branded Irish sales including volume growth in the simmer soup market.

2000 Erin sales by destination



Republic of Ireland 65%
U.K. 29%
Rest of the World 6%

James Daly produces a range of fats and edible oils for the retail, catering and bakery sector from its Cork manufacturing facility and traded satisfactorily. **Trilby Trading**, Ireland's leading importer and merchandiser of edible oils, again produced good volume and profit growth.

2000 Erin sales



Erin Brand 76%
Other 24%

Frozen savoury and desserts

Greencore acquired **The Robert's Group** on 23 August 2000. Robert's is a leading manufacturer of frozen convenience savoury and dessert products in the U.K. supplying most of the U.K.'s major multiples and food service operations. It has an excellent track record of growth with new product innovation and customer service at the heart of its success. The acquisition is a further step in Greencore's strategy of acquiring businesses in growth markets which offer synergies with its existing operations. Robert's plans a further range of new products for both frozen savoury and especially frozen desert markets.

Operating & Financial Review continued

Irish sales tonnage ('000)
1997 - 2000

178
190

97 00

Sugar

Irish Sugar is Ireland's only producer of sugar and has a market share in excess of 90% in the Republic of Ireland and 65% in Northern Ireland. It typically processes approximately 1.4 million tonnes of sugar beet grown by approximately 5,000 farmers in its two scale-efficient refineries in Carlow and Mallow. The pulp by-product is sold in various forms for animal feed by its wholly owned subsidiary **Greenvale**.

Sales for 1999/2000 declined by 3% to €187m and operating profit declined by 8% to €33.7m. The major factors were the full year impact of a reduction in selling prices as a result of the final green pound adjustments following Ireland's entry into European Monetary Union and also of the reduction in storage reimbursement support from the E.U. introduced in the summer of 1999. Industrial demand for sugar in Ireland continues to be strong, particularly in the soft drinks and confectionery areas, while retail pricing pressures increased in the year. Further new products were launched including organic sugar, roll-out icing and a sugar and sweetener mix, Twice as Nice. Additionally, sales of speciality products including icing and caster sugars showed good growth. Irish Sugar continues to focus on improvements in operating efficiency and capital projects in the year included a €2m project to reduce energy costs at the Mallow refinery.

Next year will see a 2% reduction (approximately 4,000 tonnes) in Ireland's sugar quota as part of the E.U.'s reduction in quotas for all European processors of approximately 3%. Irish Sugar will continue to focus on improved efficiencies to offset cost increases arising from the increased inflation rate being experienced in Ireland.

Greenvale had a further satisfactory trading year in its pulp, coarse ration and equine feed operations and showed an improvement in profitability as a result of improved efficiencies.

sweetness & light



Operating & Financial Review continued

Agribusiness

Greencore's agribusiness sector is closely related to its primary production operations either for the procurement of raw materials or the sale of by-products. The Group believes that further growth in cashflow and earnings can continue to be achieved through clear focus on efficiency, cost reduction and return on capital employed. 1999/2000 saw growth in operating profit of 8% to €10.2m on sales static at €147m.

Grassland, a blender of fertilisers with approaching 25% of the Irish market, saw growth in sales and profits despite significant increases in raw material costs. The profit growth arose from substantial improvements in the operating cost base of the business.

Drummonds is Ireland's leading assembler of cereals. It purchases wheat, barley, oats and oil seeds and dries, stores and assembles this produce for sale to domestic and export markets. Drummonds has a major share of the cereal seed and production market in Ireland as well as being the leading supplier of branded grass and amenity seed. In line with the entire Irish cereal industry, it experienced a difficult year in 1999/2000 with reduced volumes and profits.







Interchem is Ireland's largest distributor of agrichemicals and additionally has a growing presence in the animal health sector. Its sister company, **Clarendon**, is the market leader in the agrichemicals distribution sector in Northern Ireland. Interchem again grew its sales in 1999/2000. **Armer Salmon** is a niche supplier of beet harvesting and other tillage machinery in both Ireland and the U.K. and saw improved results in the year.

Premier Molasses, owned jointly with Tate and Lyle, has a 75% share of the Irish market for molasses for animal feed and industrial processors and again achieved good results.

The Group anticipates further progress next year in overall results from the agri-business sector based on further increases in operating efficiencies. Substantial increases in raw material prices in fertilisers may, however, lead to volume reductions in this market while Interchem is expected to benefit from an extension of its product range.

Associates

The main associate interests of Greencore include a 50% minority interest in **United Molasses**, which is jointly owned with Tate and Lyle and holds the leading market position in the molasses trade in Northern Ireland; a one-third stake in the second largest sugar distributor in the U.K., **James Budgett Sugars**; and a 40% interest in Ireland's leading yeast producer, **Yeast Products**. The Group's share of operating profit of associated undertakings, after goodwill amortisation and share of interest payable but before exceptional items, increased from €4.1m to €6.6m.

As stated at the interim stage, the conditions requiring Greencore to account for its investment in **Imperial Sugar** as an associate no longer apply and a share of its results is, therefore, not included in the Group accounts for the second half of the year. The very difficult market conditions being experienced by the entire US sugar industry, compounded by changes in the regulatory environment, are likely to continue for the foreseeable future. The Board has, therefore, determined that the value of the investment in Imperial should be written off and an exceptional charge of €32.1m to write off the carrying cost of the investment, including related hedge cost, has, therefore, been included in the results. Additionally, €38.8m, representing goodwill previously eliminated against reserves, has been reinstated and charged through the profit and loss account although this will not impact on shareholders' funds.

Environment

It is the policy of Greencore to conduct its business activities in an environmentally responsible manner. This includes:

- Compliance with national and EU legislation on the environment.
- Development and delivery of products and services in a manner that is not detrimental to the environment or the health or safety of employees, personnel on and in our premises and the general public.
- Seeking to improve environmental performance continuously with respect to minimising waste and emissions and conserving energy and natural resources.
- Where possible, practising recovery and recycling of waste streams.
- Implementing and practising integrated pollution control at relevant sites and, where appropriate, obtaining an IPC licence supported by an Environmental Management System (EMS) and accreditation to an appropriate standard (e.g. IS14001).

During the year further progress has been achieved in the fields of environmental management systems and packaging recycling. Irish Sugar's refineries have integrated pollution control licences and more than 50% of the group's activities are covered by environmental management systems or IPC licences. Capital projects initiated during the year include a €2m effluent treatment plant at the Athy malting in Ireland.

Operating & Financial Review continued

Group Results

Sales increased by 5% to €906m with good growth in the Food and Ingredients sector where sales were up by 10% to €572m. Group operating profit before exceptional items and goodwill was €80.2m (1999: €81.9m) with growth in operating profit in both the Food and Ingredients and Agribusiness sectors.

Interest payable (net) increased from €11.4m to €15.3m as a result of acquisition spend and higher interest rates. The tax charge of €6.5m (1999: €6.9m) continued to benefit from the Irish manufacturing tax rate of 10%, which is fixed until 2010. Total dividends of €23.6m were covered 2.6 times by attributable profit (1999 €22.2m covered 2.9 times).

Dividends per share of IR9.95p (12.63c), inclusive of the proposed final dividend of IR6.5p (8.25c) showed a 6% increase on the previous year. Headline earnings per share, after adjustment for goodwill amortisation and exceptional items (net of tax), were 34.0c (1999: 34.5c).

Cashflow

Cashflow from operating activities of €66m compared to the previous year's figure of €96m. The main changes were a working capital outflow of €32m, mainly as a result of a large grain harvest and the phasing of malt shipments, and other movements, mainly translation differences, of €12m.

Capital expenditure decreased from €38m to €34m. €25m was incurred in Food and Ingredients (1999: €25m), with most of the expenditure relating to expansion projects in baked goods, pizza and wet sauces, while €7m was invested in Sugar (1999: €12m). Depreciation increased from €27m to €30m. Acquisitions and disposal outflow amounted to €19m (1999: €83m) excluding loan notes issued on acquisition and loans and finance leases acquired with subsidiaries of €17m (1999: €10m).

After dividends of €23m (1999: €21m), cash outflow before use of liquid resources and financing amounted to €23m (1999: €57m).

Net debt at the year-end, inclusive of finance leasing, increased from €151m to €198m, with gearing increasing from 53% to 67%. Interest cover, exclusive of associates and exceptional items, was 5.2 times (1999: 7.2 times). Shareholders' funds increased from €286m to €296m.

Continuing strong cash generation is a feature of all of the Group's businesses including, in particular, the sugar operations.

Report of the Directors

year ended 29 September 2000

Board Committees

The Board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are listed on page 3 of this report. All committees of the Board have written terms of reference dealing with their authority and duties. Membership of the audit, option and remuneration committees is comprised exclusively of non-executive Directors. The company secretary acts as secretary of each of these committees.

The audit committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the Group's external auditors the results and scope of their audit. It also reviews the scope and performance of the Group's internal audit function and the cost effectiveness, independence and objectivity of the external auditors. The committee assists the Board in meeting its obligations under the Combined Code on Corporate Governance in the areas of risk assessment and internal controls. The external auditors are invited to attend audit committee meetings, along with the chief executive, the chief financial officer and the group chief internal audit manager. The external auditors have the opportunity to meet with the members of the audit committee alone at least once a year. John F. Casey is chairman of the audit committee.

The nomination committee is responsible for proposing to the Board any new appointments, whether of executive or non-executive Directors of the Company, and comprises the chairman of the Board, the chief executive and the chairman of the remuneration committee. Appointments to the Board are approved by the Board as a whole. Newly appointed Directors are subject to election by shareholders at the annual general meeting following their appointment. Excluding any such newly appointed directors, one third of the Board is subject to re-election at each annual general meeting. However, the Articles of Association of the Company require each Director to present himself for re-election at least once every three years. Non-executive Directors are normally appointed to the Board for an initial term of three years, renewable with the Board's agreement for a further term of three years, but subject to re-election by shareholders on the normal rotation basis. An introduction programme to the Group is arranged for all new Directors including visits to the trading operations of subsidiaries. Bernard M. Cahill is chairman of the nomination committee.

The option committee operates the Company's share option scheme and sharesave schemes. Anthony D. Barry is chairman of the option committee.

The remuneration committee is responsible for determining the remuneration packages of the executive Directors and for making recommendations in regard to the Chairman's and Directors' fees, which are fixed by the Board on the authority of the shareholders. Anthony D. Barry is chairman of the remuneration committee.

Shareholders

The Company has a regular dialogue with institutional shareholders throughout the year, other than during close periods. The Company also encourages communication with private shareholders throughout the year and welcomes their participation at general meetings. All new private shareholders receive a guide for shareholders which deals with a range of administrative matters to assist shareholders. All Board members attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed on substantially different issues and the agenda of business to be conducted at the Annual General Meeting includes a resolution to receive and consider the Annual Report and Accounts. The chairmen of the Board's committees are available at the Annual General Meeting. Notice of the Annual General Meeting, together with the Annual Report and Accounts, is sent to shareholders at least 20 working days before the meeting, and details of the proxy votes for and against each resolution are announced after the result of the hand votes.

Remuneration Policy

The main aim of the Company's remuneration policy is to pay the Group's executive Directors competitively having regard to comparable public companies and the need to ensure they are properly remunerated and motivated to perform in the best interests of shareholders. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to schedules A and B to the Combined Code.

The main elements of the remuneration package for executive Directors are basic salary, fees, performance related annual bonus, long term incentive scheme, pension benefits and share options.

Basic Salary and Fees

The salaries for executive Directors are reviewed annually having regard to job size, responsibility levels, personal performance and competitive market practice.

Report of the Directors

year ended 29 September 2000

Significant Shareholdings

At 10 December 2000, the Company had been advised of the following notifiable interests in its ordinary share capital:

Shareholder	No. of Ordinary Shares	% of Issued Capital
Bank of Ireland Investment Management	26,912,286	14.4
Dermot F. Desmond	26,837,881	14.4
Merrill Lynch Group	20,452,114	10.9
Irish life Investment Managers	9,765,264	5.2
Allied Irish Banks plc and Subsidiaries	8,552,664	4.6
Scottish Provident Institution	7,613,420	4.1
Standard Life Assurance Company	7,377,359	3.9

Apart from these holdings, the Company had not been notified at 10 December 2000 of any interest of 3% or more in its ordinary share capital.

Corporate Governance

The Combined Code which sets out Principles of Good Governance and a Code of Best Practice was derived by the Committee on Corporate Governance from the Committee's final report and from the Cadbury and Greenbury Reports. The Irish Stock Exchange requires Irish registered companies to include statements of compliance with the Combined Code.

The Company complies with the requirements of the Combined Code other than its provisions relating to the disclosure of Directors' remuneration where the Company complies with the provisions of the Listing Rules of the Irish Stock Exchange. Information on Directors' remuneration is contained in note 7 on page 42. At the Annual General Meeting on 10 February 2000 the Articles of Association were amended to require each Director to go forward for re-appointment every three years.

The Board

The Board is made up of 3 executive and 7 non-executive Directors. Biographies of each of the Directors are set out on pages 2 and 3.

The Board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. Meetings are held at the head office in Dublin as well as at the offices of the Group's operating subsidiaries.

There is an agreed list of matters which the Board has formally reserved to itself for decision, such as approval of the Group's commercial strategy, trading and capital budgets, financial statements, Board membership, major acquisitions and disposals, major capital expenditure, risk management and treasury policies.

There is an agreed procedure for Directors to take independent legal advice. The company secretary is responsible for ensuring that Board procedures are followed and all Directors have direct access to the company secretary.

All Directors receive monthly Group management financial statements and reports and full Board papers are sent to each Director in sufficient time before Board meetings, and any further backup papers and information are readily available to all Directors on request. The Board papers include the minutes of all committees of the Board which have been held since the previous Board meeting and the chairman of each committee is available to give a report on the committee's proceedings at Board meetings if appropriate.

The Board has a formal process whereby, each year, every Director will meet the chairman to review the conduct of Board meetings and the general corporate governance of the Group.

The roles of chairman and chief executive are separated. The non-executive Directors are independent of management and have no material interest or other relationship with the Group. The Board has acknowledged that there should be a recognised senior member of the Board known as the senior independent director and that the position should be rotated annually among the non-executive Directors, all of whom are independent. R. Declan Scott presently is the senior independent director and holds that position until the conclusion of the Annual General Meeting in 2001.

Report of the Directors

year ended 29 September 2000

Directors' and Company Secretary's Share Interests

The beneficial interests of the Directors and Company Secretary (including their respective family interests) in the share capital of the Company were as follows:

	Ordinary Shares	
	at 29 September 2000	at 24 September 1999*
A.D. Barry	26,223	26,223
B.M. Cahill	-	-
J.F. Casey	10,000	10,000
D.J. Dilger	75,330	65,330
E.P. Galvin	4,700	4,700
J.M. Kinder	40,000	40,000
P.R. O'Donoghue	-	-
K.C. O'Sullivan	67,649	57,649
B.J. Power	42,680	42,680
R.D. Scott	-	-

* or at date of appointment, if later

On 18 December 2000, Mr. R.D. Scott purchased 1,500 and 8,500 ordinary shares at €2.84 and €2.85 respectively and on 19 December 2000, Mr P.R. O'Donoghue purchased 5,000 shares at €2.78 each. There were no other changes in the interests of Directors between 29 September 2000 and 10 January 2001.

Directors' Share Options

Details of movements on outstanding options over the Company's ordinary share capital and those exercised during the year, are set out below. Outstanding options are exercisable on dates between 2000 and 2010.

Number of Options		At Start of year	Granted during year	Exercised during year	At end of year	Weighted average exercise price at 29 September 2000
						IR£
D.J. Dilger						
	Basic	380,000	50,000	-	430,000	1.99
	Second Tier	275,000	-	-	275,000	2.41
	Sharesave	3,610	-	-	3,610	1.99
K.C. O'Sullivan						
	Basic	260,000	-	-	260,000	1.73
	Second Tier	250,000	-	-	250,000	2.25
	Sharesave	4,540	-	-	4,540	2.24
B.J. Power						
	Basic	310,000	-	-	310,000	1.69
	Second Tier	250,000	-	-	250,000	2.25
	Sharesave	3,610	-	-	3,610	1.99

Share Options

Options outstanding under the Company's Share Option Scheme and Sharesave Schemes as at 29 September 2000 amounted to 10,347,010 Ordinary Shares (1999: 7,543,088) made up as follows:

		No. of Ordinary Shares	Price Range	Dates Exercisable
Share option scheme	- Basic	7,416,600	IR115 - 380p	2000 - 2010
	- Second Tier	1,740,000	IR167.5 - 367p	2000 - 2008
Sharesave Schemes		756,095	IR180 - 385p	2000 - 2007
		434,315	Stg178 - 341p	2001 - 2005
		10,347,010		

Report of the Directors

year ended 29 September 2000

Introduction

The Directors have pleasure in presenting their report to the shareholders together with the audited financial statements for the year ended 29 September 2000.

Review of Business

Greencore is a major manufacturer and supplier of primary foods and related products, food ingredients and baked and consumer foods to industrial, food service and consumer markets. Detailed commentaries are contained in the Chairman's Statement, the Chief Executive's Review and the Operating and Financial Review on pages 4 to 24. Principal trading subsidiary and associated undertakings are listed in note 29 to the financial statements.

Results

Details of the results and appropriations for the year are set out in the Consolidated Profit and Loss Account on page 34 and in the related notes.

Dividends

An interim ordinary dividend of IR3.45p (4.38c) per share was paid on 24 July 2000. The Directors recommend the payment of a final ordinary dividend of IR6.50p (8.25c) per share. Subject to shareholders' approval, this dividend is to be paid on 12 February 2001 to shareholders on the Register as at 15 December 2000.

Share Capital

During the year 149,867 ordinary shares were issued under the Company's Share Option Scheme and Sharesave Schemes. Further details are shown in note 21.

Future Developments

The Group showed further growth and development during the year and future prospects are outlined in the Chairman's Statement, the Chief Executive's Review and the Operating and Financial Review on pages 4 to 24.

Directors

In accordance with the Articles of Association of the Company, Anthony D. Barry, Bernard M. Cahill and John F. Casey retire from the Board by rotation. Mr. Barry and Mr. Casey, being eligible, offer themselves for re-appointment. Mr. Cahill being 70 years of age is not eligible for re-appointment presently. The Board is recommending to shareholders that the age limit of 70 in the Company's Articles of Association be removed and, subject to shareholders approval, that Mr. Cahill be re-appointed to serve one more year. E. Patrick Galvin will retire from the Board at the conclusion of the Annual General Meeting. Mr. Barry, Mr. Cahill and Mr. Casey do not have service contracts with the Company.

The Board is also recommending that the Articles of Association of the Company be further amended by increasing the maximum number of directors from ten to twelve to allow for the co-option of Patrick T. Kennedy, Group Development Manager, Peter F. Woodall, Chief Executive of Paramount Foods plc, and another non-executive director.

Directors' Fees

Because of the proposed increase in the number of Directors, at the Annual General Meeting shareholders will be asked to consider increasing the total sum which may be available for Directors' ordinary remuneration to €400,000 per annum. The maximum level of ordinary remuneration was last fixed by shareholders at IR£250,000 (€317,435) per annum.

Operating & Financial Review continued

Euro

While Euro notes and coins are not expected to be in circulation until 1 January 2002, the Group is well advanced in its implementation of modification of software and other procedures to deal with the consequences of the Euro. Future costs in relation to the project are insignificant.

Accounting Policies

As a result of Ireland's entry into European Monetary Union and the launching of the Euro on 1 January 1999, the Euro has been used as the sole reporting currency for this Annual Report and Accounts. There have been no other changes to the Group's accounting policies from the previous year.

Treasury Policy and Management

The Group has a central treasury function which provides a service to the operating companies. It seeks to manage risk arising from the Group's trading activities but does not engage in speculative trading. It operates under clearly defined policies approved by the Board and is subject to regular monitoring by Internal Audit.

The Group's policy is broadly to reduce balance sheet exposures by means of matching foreign currency assets with foreign currency borrowings, currency swaps or other hedges. Exchange gains and losses arising on translation of net assets and borrowings used to hedge such assets are taken directly to reserves.

Currency Risk Management

Trading exposures to foreign currencies are normally matched by foreign currency contracts or options. The foreign currencies having the most impact on the Group's businesses are sterling and the U.S. dollar.



Interest Rate Risk Management

The Group finances its operations through a mixture of retained profit and bank borrowings. The Group borrows in the desired currencies at both fixed and floating rates of interest and, in order to manage interest rate risks, the Group utilises interest rate swaps, options and FRA's to generate the desired interest profile and to manage the Group exposure to interest rate fluctuations.

During the year seasonal requirements normally give rise to peak working capital requirements of around €75m higher than at year-end and the Group includes this requirement in the management of interest rate exposure. A description of the Group's accounting policies for financial instruments is set out on page 40 of the Annual Report and further disclosures relating to financial instruments are set out in note 18 to the financial statements.

Report of the Directors

year ended 29 September 2000

Performance Related Annual Bonus

The Group operates a performance related annual Bonus Scheme for executive Directors and senior managers. Payment of an annual bonus for executive Directors depends on the achievement of targets relating to the Group's earnings per share, return on capital employed and pre-determined personal goals.

Long Term Incentive Scheme

The Group operates a Long Term Incentive Scheme for executive Directors effective from January 1994 and is designed to align their interests with those of the shareholders and give executive Directors an incentive to perform at the highest level over an extended period. The Scheme requires executive Directors to invest in and hold Company shares. Amounts payable under the Scheme are dependant on the growth in the Company's share price over a period of at least five years so as to place it in the top five of a table of share price growth of the twenty largest companies by market capitalisation listed on the Irish Stock Exchange. The Remuneration Committee has discretion to determine the amount payable if the share price growth has been in the top ten. Below the predetermined targets there can be no payment under the Scheme. Any entitlements under the Scheme cannot vest until, at the earliest, the end of any five year period.

Share Option Schemes

The Group operates Share Option and Sharesave Schemes which are based on approvals by shareholders in 1991 and 1994. It is policy to grant options under the Share Option Scheme to key executives across the Group to encourage identification with shareholders' interests. Options have been granted to some 166 executives to date. Non-executive Directors do not participate in the Scheme. Basic options cannot be exercised before the expiration of three years from the date of grant and, only then, if the Company's earnings per share has grown over three years at least to the same extent as the growth in the Consumer Price Index over the same period. Second tier options cannot be exercised before the expiration of five years from the date of grant and, only then, if the Company's earnings per share growth over five years has been such as to place the Company in the top quartile of companies listed on the Irish Stock Exchange by reference to growth in earnings per share over the same period; provided that second tier options shall in any case be exercisable if the Company's earnings per share growth over the relevant period is greater, by not less than 10% on an annualised basis, than the increase in the Consumer Price Index over that period.

The Group encourages eligible employees to save in order to buy shares in the Company. The Sharesave Schemes provide a means of saving and gives employees the opportunity to become shareholders. To date 717 employees have been granted options under the Sharesave Schemes.

At the Annual General Meeting, shareholders will be asked to approve amendments to the Company's Sharesave Schemes and to approve the introduction of a replacement Share Option Scheme for the Scheme first introduced in 1991 and under which no further basic options can be granted after March 2001.

Pension Benefits

In accordance with the terms agreed on appointment, pension benefits for executive Directors are based on two-thirds of earnings at normal retirement date but excluding any payments which may be made under the Long Term Incentive Scheme.

Service Contracts

Executive Directors have contracts requiring less than a year's notice to terminate them. The non-executive Directors do not have service contracts.

Going Concern

The Directors, after making enquiries, have a reasonable expectation that the Group has adequate resources to continue operating for the foreseeable future. For this reason, the going concern basis continues to be adopted in preparing the financial statements.

Internal Financial Control

The Group operates a system of internal financial controls which are established in order to provide reasonable assurance of:

(a) the safeguarding of assets against unauthorised use or disposition; and
(b) the maintenance of proper accounting records and the reliability of financial information used within the business or for publication.

While acknowledging their responsibility for the system of internal financial control, the Directors are aware that such a system cannot provide an absolute assurance against material misstatement or loss.

Report of the Directors

year ended 29 September 2000

The key elements of the system are as follows:

(a) the Corporate Manual, which includes a statement of corporate values, distributed throughout the Group;
(b) clearly defined organisation structures and limits of authority;
(c) corporate policies for financial reporting, accounting, treasury and financial risk management, information technology and security, project appraisal and corporate governance;
(d) annual budgets and five year business plans for all operating units, identifying key risks and opportunities;
(e) monitoring of performance against budgets and reporting thereon to the Directors on a monthly basis;
(f) an internal audit department which reviews key business processes and controls; and
(g) an audit committee which approves audit plans and deals with significant control issues raised by internal or external audit.

The Directors, through the audit committee, have reviewed the effectiveness of the Group's system of internal financial control.

Internal Control

The Group has also identified and evaluated the significant risks faced by it and established procedures to control these risks to the level of internal control required by the Combined Code. The Board will conduct a review of the Group's internal control systems on a regular basis and will report its findings to shareholders. Accordingly, the Board confirms that the Group is in full compliance with the requirements of the Combined Code in respect of internal control, taking account of the Turnbull Guidance, with effect from the begining of the 2001 financial year.

Research and Development

The Group continued its research and development programme in relation to its principal activities during the year. Further information is contained in the reviews on pages 6 to 24.

Health and Safety

In accordance with the Safety, Health and Welfare legislation, safety statements have been prepared by each of the relevant companies in the Group and the policies as set out in these statements are kept under review on an ongoing basis.

Taxation Status

So far as the Directors are aware, the Company is not a close company within the meaning of the Corporation Tax Acts.

Auditors

The auditors, PricewaterhouseCoopers, continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special Business at the Annual General Meeting

Articles of Association

Shareholders are being asked to remove the age limit of 70 for Directors and to increase the maximum number of Directors who may be appointed to twelve.

Share Option Schemes

Shareholders are being asked to approve the introduction of an Executive Share Option Scheme and to approve amendments to the Sharesave Schemes.

Share Capital

Shareholders are being asked to renew, until the Annual General Meeting in 2002, the authority to disapply the statutory pre-emption provisions in the event of a rights issue or in any other issue for cash up to an aggregate of 5% of the nominal value of the Company's issued ordinary share capital for the time being.

Shareholders are being asked to renew until the Annual General Meeting in 2002 or 10 August 2002, whichever is the earlier, the powers to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of the Company's own shares and to reissue such shares purchased by it and not cancelled. The Directors would only exercise the power to purchase the Company's own shares at price levels which they considered to be in the best interests of the shareholders generally, after taking account of the Company's overall financial position. The minimum price which may be paid for a purchase of the Company's own shares shall be the nominal value of the ordinary shares and the maximum price which may be paid shall be 105% of the then average market price of the ordinary shares.

Dublin
10 January 2001

B.M. Cahill
K.C. O'Sullivan } Directors

Statement of the Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- disclose and explain any material departures from applicable accounting standards;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 1999 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Report of the Auditors

year ended 29 September 2000

To the members of Greencore Group plc

We have audited the financial statements on pages 34 to 55 and the detailed information on directors' interests in shares and share options on page 26.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 31, this includes responsibility for preparing the financial statements in accordance with Accounting Standards generally accepted in Ireland. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 1999, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on page 27 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not.

We are not required to form an opinion on the effectiveness of the company's or group's corporate governance procedures or internal controls.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 29 September 2000 and of the result and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 1999, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report on pages 25 to 30 is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet on page 36, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 29 September 2000 a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

Dublin

10 January 2001

Five Year Record

	1996 €'000	1997 €'000	1998 €'000	1999 €'000	**2000 €'000**
Profit & Loss Account					
Turnover	582,869	592,845	751,750	862,399	**905,933**
Operating profit before exceptional items	63,398	59,226	71,702	81,943	**80,165**
Goodwill amortisation	-	-	-	(550)	**(1,014)**
Share of associates-net of interest	6,768	12,815	6,663	4,344	**6,734**
Exceptional items-net	(1,026)	(7,319)	-	(1,284)	**(63,322)**
Finance cost -net	216	(1,592)	(4,467)	(11,413)	**(15,254)**
Profit before taxation	69,356	63,130	73,898	73,040	**7,309**
Taxation	10,040	8,676	10,761	6,929	**6,499**
Minority interests	608	1,073	1,568	2,576	**1,679**
Profit/(loss) attributable to Group shareholders	58,708	53,381	61,569	63,535	**(869)**
Dividends	16,089	18,630	20,163	22,178	**23,617**
Retained profit/(loss)	42,619	34,751	41,406	41,357	**(24,486)**
Balance Sheet					
Fixed assets	265,043	297,163	349,724	395,340	**429,342**
Current assets					
Stocks	117,919	121,214	151,386	163,523	**180,090**
Debtors	84,237	113,661	131,456	137,087	**159,682**
Cash and bank balances	41,650	74,635	93,883	116,140	**134,977**
	243,806	309,510	376,725	416,750	**474,749**
Creditors - short term	145,527	190,809	309,962	231,827	**257,103**
Net current assets	98,279	118,701	66,763	184,923	**217,646**
Total assets less current liabilities	363,322	415,864	416,487	580,263	**646,988**
Creditors - long term	57,824	85,962	152,554	289,783	**345,642**
	305,498	329,902	263,933	290,480	**301,346**
Financed by					
Called up share capital	118,359	121,518	121,696	121,718	**120,880**
Reserves	183,859	203,316	137,484	163,954	**175,518**
Minority interests	3,280	5,068	4,753	4,808	**4,948**
	305,498	329,902	263,933	290,480	**301,346**

Consolidated Profit and Loss Account

year ended 29 September 2000

	Notes	2000 €'000	1999 €'000
Turnover	2	**905,933**	862,399
Cost of sales	3	**697,113**	667,707
Gross profit		**208,820**	194,692
Net operating costs	4	**128,655**	112,749
Operating profit before goodwill amortisation and exceptional items	2	**80,165**	81,943
Goodwill amortisation		**(844)**	(267)
Exceptional item	5	**-**	917
Operating profit		**79,321**	82,593
Share of operating profit of associated undertakings before goodwill and exceptional items		**10,962**	12,347
Goodwill amortisation of associates		**(170)**	(283)
Share of operating profit of associated undertakings		**10,792**	12,064
Share of exceptional item - associates	5	**-**	(2,201)
		90,113	92,456
Exceptional items: Profit on disposal of property		**7,620**	-
Write off of investment in Imperial Sugar	5	**(32,120)**	-
Goodwill in Imperial Sugar reinstated	5	**(38,822)**	-
Profit on ordinary activities before interest and taxation		**26,791**	92,456
Interest receivable and similar income		**4,370**	3,292
Interest payable and similar charges	6	**(19,624)**	(14,705)
Share of interest payable - associates		**(4,228)**	(8,003)
Profit on ordinary activities before taxation	7	**7,309**	73,040
Taxation on profit on ordinary activities	8	**6,499**	6,929
Profit on ordinary activities after taxation		**810**	66,111
Minority interests		**1,679**	2,576
(Loss)/profit attributable to Group shareholders	9	**(869)**	63,535
Dividends	10	**23,617**	22,178
Retained (loss)/profit	23	**(24,486)**	41,357
Adjusted earnings per ordinary share	11		
Basic		**34.0c**	34.5c
Fully diluted		**33.9c**	34.4c
(Loss)/earnings per ordinary share	11		
Basic		**(0.5c)**	34.0c
Fully diluted		**(0.5c)**	33.9c

Turnover, gross profit and operating profit arose from continuing operations.

B.M. Cahill
K.C. O'Sullivan } Directors

Consolidated Balance Sheet

at 29 September 2000

	Notes	2000 €'000	1999 €'000
Fixed assets			
Intangible assets	13	**32,781**	14,248
Tangible assets	13	**387,659**	356,666
Financial assets	14	**8,902**	24,426
		429,342	395,340
Current assets			
Stocks	15	**180,090**	163,523
Debtors	16	**159,682**	137,087
Cash and bank balances		**134,977**	116,140
		474,749	416,750
Creditors			
Amounts falling due within one year	17	**257,103**	231,827
Net current assets		**217,646**	184,923
Total assets less current liabilities		**646,988**	580,263
Creditors			
Amounts falling due after more than one year	17	**306,390**	252,268
Provisions for liabilities and charges	19	**37,195**	35,147
Development grants	20	**2,057**	2,368
		345,642	289,783
Net assets		**301,346**	290,480
Capital and reserves			
Called up share capital	21	**120,880**	121,718
Capital conversion reserve fund	21	**934**	-
Share premium account	22	**84,488**	84,262
Profit and loss account	23	**97,487**	83,151
Other reserves	23	**(7,391)**	(3,459)
Shareholders' funds - equity interests		**296,398**	285,672
Minority interests - equity interests		**4,948**	4,808
		301,346	290,480

B.M. Cahill
K.C. O'Sullivan } Directors

Company Balance Sheet

at 29 September 2000

	Notes	2000 €'000	1999 €'000
Fixed assets			
Tangible assets	13	1,070	1,060
Financial assets	14	685,858	640,508
		686,928	641,568
Current Assets			
Debtors	16	12,794	17,421
Creditors			
Amounts falling due within one year	17	269,142	233,571
Net current liabilities		(256,348)	(216,150)
Total assets less current liabilities		430,580	425,418
Creditors			
Amounts falling due after more than one year	17	196,712	174,326
Net assets		233,868	251,092
Capital and reserves			
Called up share capital	21	120,880	121,718
Capital conversion reserve fund	21	934	-
Share premium account	22	84,488	84,262
Profit and loss account		27,566	45,112
Company shareholders' funds - equity interests		233,868	251,092

B.M. Cahill
K.C. O'Sullivan } Directors

Consolidated Cash Flow Statement

year ended 29 September 2000

	Notes	2000 €'000	2000 €'000	1999 €'000	1999 €'000
Net cash inflow from operating activities	24		**65,955**		95,857
Dividends from associates			**3,664**		1,771
Returns on investments and servicing of finance					
Interest received		**4,177**		3,323	
Interest paid		**(19,666)**		(14,510)	
Dividends paid to minorities		**(1,531)**		(874)	
			(17,020)		(12,061)
Taxation					
Corporation tax paid			**(4,796)**		(7,288)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(34,185)**		(38,096)	
Disposal of tangible fixed assets		**4,077**		6,500	
Loans with associated undertakings		**-**		507	
Sale of trade investment		**988**		-	
			(29,120)		(31,089)
Acquisitions and disposals					
Acquisition of subsidiary and associated undertakings	25	**(20,095)**		(83,132)	
Overdrafts acquired		**(1,124)**		-	
Sale of Wallingford maltings		**1,955**		-	
			(19,264)		(83,132)
Equity dividends paid			**(22,892)**		(20,871)
Cash outflow before use of liquid resources and financing			**(23,473)**		(56,813)
Management of liquid resources					
Increase in short term deposits			**(13,288)**		(21,085)
Financing					
Issue of shares		**322**		90	
Finance leases		**(1,035)**		(1,836)	
Bank and other loans		**42,691**		77,242	
			41,978		75,496
Increase/(decrease) in cash in the period			**5,217**		(2,402)
Reconciliation of net cash flow to movements in net debt					
Increase/(decrease) in cash in the period			**5,217**		(2,402)
Cash flow from increase in debt and lease financing			**(41,656)**		(75,405)
Cash flow from increase in liquid resources			**13,288**		21,085
Change in net debt resulting from cash flow			**(23,151)**		(56,722)
Loan notes issued on acquisition of subsidiary	25		**(10,055)**		(8,445)
Loans and finance leases acquired with subsidiaries			**(6,520)**		(1,063)
New finance leases			**-**		(33)
Translation differences			**(6,709)**		(14,579)
Movement in net debt in period			**(46,435)**		(80,842)
Net debt at 25 September 1999	26		**(151,170)**		(70,328)
Net debt at 29 September 2000	26		**(197,605)**		(151,170)

Statement of Total Recognised Gains and Losses

year ended 29 September 2000

	2000 €'000	1999 €'000
(Loss)/profit for financial year attributable to Group shareholders	(869)	63,535
Exchange adjustments	(3,932)	(2,636)
Total recognised gains and losses for the year	(4,801)	60,899

Note of Historical Cost Profits and Losses

year ended 29 September 2000

	2000 €'000	1999 €'000
Profit on ordinary activities before taxation	7,309	73,040
Difference between historical cost depreciation charge and actual charge for the year calculated on the revalued amount	593	612
Historical cost profit on ordinary activities before taxation	7,902	73,652
Retained historical cost (loss)/profit	(23,893)	41,969

Reconciliation of Movements in Shareholders' Funds

year ended 29 September 2000

	2000 €'000	1999 €'000
Total recognised gains and losses for the year	(4,801)	60,899
Dividends	(23,617)	(22,178)
Issue of new shares	322	90
Reinstatement of goodwill previously written off	38,822	-
Goodwill on prior period acquisitions	-	(12,319)
Net change in shareholders' funds	10,726	26,492
Opening shareholders' funds	285,672	259,180
Closing shareholders' funds	296,398	285,672

Notes to the Financial Statements

year ended 29 September 2000

1 Statement of accounting policies

(a) Basis of Accounting

The financial statements are prepared in Euros under the historical cost convention, as modified by the revaluation of certain fixed assets. They have been prepared in accordance with accounting standards generally accepted in Ireland and the United Kingdom and with Irish statute comprising the Companies Acts, 1963 to 1999, and the European Communities (Companies: Group Accounts) Regulations, 1992. Accounting standards generally accepted in Ireland and the United Kingdom in preparing financial statements giving a true and fair view are those issued by the Accounting Standards Board.

(b) Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings, together with the Group share of the results of associated undertakings. The annual audited financial statements of all subsidiary and associated undertakings are made up to the end of the Group financial year except for two associated undertakings which have accounting dates of 31 March. The results for the period between the latest audited financial statements and the Group's year-end are incorporated into the Group's financial statements on the basis of unaudited management accounts.

Where accounting policies followed by subsidiary or associated undertakings differ significantly from those adopted for the purpose of the Group financial statements, appropriate adjustments are made to ensure a consistent basis of accounting.

Businesses acquired during the year are accounted for in the consolidated financial statements from the date of acquisition.

(c) Depreciation

Depreciation is calculated so as to write off the cost or valuation of each fixed asset during its expected useful life using the straight line or reducing balance methods over the following periods :

Buildings	40 - 50 years
Plant, Machinery, Fixtures and Fittings	5 - 50 years

No depreciation is provided on freehold land.

(d) Stocks

Stocks are valued at the lower of cost and net realisable value. Where appropriate, cost includes a proportion of variable and fixed production overheads. Net realisable value is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distribution.

(e) Deferred Taxation

Deferred taxation is provided using the liability method on all material timing differences except to the extent that it is not expected to become payable in the foreseeable future.

(f) Pension costs

Pension costs for the Group's defined benefit pension schemes are charged to the profit and loss account over the period of employment of pensionable employees. Variations from regular cost are spread over the expected remaining service lives of the relevant employees.

The costs of the Group's defined contribution schemes are charged to the profit and loss account in the period in which they are incurred.

Notes to the Financial Statements

year ended 29 September 2000

(g) Research and development

All expenditure on research and development is written off in full against the results of the period in which it is incurred.

(h) Foreign currencies

Transactions expressed in foreign currencies are translated into euros at the rate of exchange ruling at the date of the transaction. Foreign currency assets and liabilities are translated at the year-end exchange rates, except in the case of contracts covered by forward exchange arrangements, where the contract rate is substituted. The resulting profits or losses are dealt with in the profit and loss account.

The profit and loss accounts of foreign subsidiaries and associated undertakings are translated at the weighted average rates of exchange for the year and the balance sheets are translated at the year-end rates. The exchange differences arising net of related hedges are taken to reserves.

(i) Development grants

Development grants are treated as deferred credits and credited to the profit and loss account over the expected useful lives of the assets to which the grants relate.

(j) Goodwill

Goodwill arising on acquisitions prior to 25 September 1998 was written off through reserves in the year in which it arose.

Goodwill arising on acquisitions after 25 September 1998 is capitalised and amortised on a straight line basis over its estimated useful economic life of 20 years. Goodwill comprises the excess of the consideration over the fair value of the net assets acquired.

(k) Leasing

Assets acquired under finance leases are capitalised and depreciated over the shorter of the lease term or their estimated useful lives. Operating lease rentals are charged to the profit and loss account in the year to which they relate.

(l) Financial instruments

Forward foreign exchange contracts and currency options are used to hedge foreign transactional cash flows and accordingly any gains and losses on these contracts are recognised in the profit and loss account when the underlying transaction is settled.

Interest rate swap agreements and similar contracts are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivates are recognised as adjustments to interest expense over the period of the contracts.

Notes to the Financial Statements

year ended 29 September 2000

2 Analysis of Results

	2000 Turnover €'000	2000 Operating Profit €'000	2000 Net Assets €'000	1999 Turnover €'000	1999 Operating Profit €'000	1999 Net Assets €'000
By Activity						
Food and Ingredients	**571,495**	**36,231**	**318,030**	521,258	36,000	256,510
Sugar	**187,458**	**33,716**	**120,862**	193,227	36,518	117,203
Agribusiness	**146,980**	**10,218**	**51,223**	147,914	9,425	45,325
	905,933	**80,165**	**490,115**	862,399	81,943	419,038
Associated undertakings	**223,537**	**10,962**	**8,837**	353,143	12,347	22,612
Less Group net borrowings			**(197,606)**			(151,170)
Net assets			**301,346**			290,480
By Geographical Market						
Results by Origin						
Republic of Ireland	**464,287**	**59,613**	**385,381**	478,679	62,291	350,314
United Kingdom and rest of world	**441,646**	**20,552**	**104,734**	383,720	19,652	68,724
	905,933	**80,165**	**490,115**	862,399	81,943	419,038
Associated undertakings	**223,537**	**10,962**	**8,837**	353,143	12,347	22,612
Less Group net borrowings			**(197,606)**			(151,170)
Net assets			**301,346**			290,480
Turnover by Destination						
Republic of Ireland	**422,462**			426,513		
United Kingdom and rest of world	**483,471**			435,886		
	905,933			862,399		

The year 2000 comprised 53 weeks (1999: 52 weeks)

3 Cost of sales

	2000 €'000	1999 €'000
Continuing operations	**697,113**	667,707

4 Net operating costs

	2000 €'000	1999 €'000
Distribution costs	**74,868**	62,672
Administrative expenses	**59,419**	50,382
Research and development	**3,424**	3,040
Other operating expenses	**509**	3,220
	138,220	119,314
Other operating income	**(9,565)**	(6,565)
	128,655	112,749

All of the above relate to continuing activities.

Notes to the Financial Statements

year ended 29 September 2000

5 Exceptional items

The write-off of the investment in Imperial Sugar reflects the elimination of the carrying value of the company's investment, together with related hedge costs, and goodwill previously written off directly against reserves. The exceptional items in 1999 related to the partial annulment of an EU fine imposed on Irish Sugar (€0.917m), and the disposal of Imperial Sugar's 43% limited partnership interest in Pacific Northwest Sugar Company (€2.201m).

6 Interest payable and similar charges	**2000**	1999
	€'000	€'000
On bank borrowings :		
repayable within five years, other than by instalments	**18,522**	11,268
repayable within five years by instalments	**143**	2,668
On other loans repayable within five years	**874**	566
On lease finance	**85**	203
	19,624	14,705

7 Profit on ordinary activities before taxation	**2000**	1999
	€'000	€'000
Profit before taxation is stated after charging (crediting)		
Depreciation :		
Owned Assets	**27,064**	23,547
Leased Assets	**3,526**	3,670
	30,590	27,217
Directors' remuneration :		
Executive Directors:		
Fees - ordinary	**76**	69
Basic salary	**829**	766
Other benefits	**97**	94
Performance related bonus	**199**	315
	1,201	1,244
Non-executive Directors:		
Fees - ordinary	**178**	160
Fees - special	**107**	100
Other benefits	**20**	20
	305	280
Total remuneration	**1,506**	1,524
Average number of executive Directors	**3**	3
Average number of non-executive Directors	**7**	7
	10	10

Details of directors' share options and long term incentive arrangements are set out on pages 26 and 29.The increase in the accumulated pension benefit for Executive Directors during the year was €83,000 in respect of a defined benefit scheme. The transfer value of this increase is €1,068,000 calculated in accordance with Actuarial Guidance Note GN11. The total accumulated benefit at 29 September 2000 is €558,000. No pension benefits are provided for non-executive directors.

Auditors' remuneration	**670**	631
Operating lease rentals	**4,905**	5,831
Amortisation of development grants	**(460)**	(363)

Notes to the Financial Statements

year ended 29 September 2000

8 Taxation on profit on ordinary activities

	2000	1999
	€'000	€'000
Based on profit for the year:		
Corporation tax	4,230	4,990
Deferred tax	(456)	1,442
Overseas tax	693	(222)
Share of associated undertakings' taxation	2,032	719
	6,499	6,929

9 Profit attributable to Group shareholders

The result attributable to Group shareholders dealt with in the financial statements of the holding company amounted to a profit of €6.071m (1999 : €10.153m). A separate profit and loss account has not been prepared for the holding company as the conditions laid down in Section 3(2) of the Companies (Amendment) Act 1986 have been complied with.

10 Dividends

	2000	1999
	€'000	€'000
Paid: -		
Ordinary interim dividend of IR3.45p (4.380596c) per share (1999: IR3.15p (3.999675c) per share)	8,186	7,471
Proposed: -		
Ordinary dividend of IR6.5p (8.253298c) per share (1999: IR6.2p (7.872376c) per share)	15,431	14,707
	23,617	22,178

11 Earnings per ordinary share

The calculation of headline earnings is after elimination of the net exceptional charge of €63.32m (tax relief nil), and goodwill amortisation of €1.01m. The calculation of headline earnings in 1999 is after elimination of the share of exceptional charge in associates of €1.43m (after tax relief of €0.77m), goodwill amortisation of €0.55m and the exceptional credit of €0.92m (tax charge nil). The calculation of earnings per share is based on a loss of €0.87m (1999: profit €63.54m) and on 186.9m ordinary shares (1999: 186.8m) being the weighted average number of ordinary shares in issue during the period. The fully diluted earnings per share has been calculated on the basis of 187.4m shares (1999: 187.6m) and this reflects the effect of all dilutive potential shares in issue.
The calculation of earnings per share excludes 4.9m treasury shares arising from the share repurchase programme.

Notes to the Financial Statements

year ended 29 September 2000

12 Employment

	2000	1999
	€'000	€'000
The staff costs for the year were :		
Wages and salaries	112,602	97,273
Social welfare costs	11,018	9,729
Other pension costs	3,592	3,272
	127,212	110,274
The average number of persons employed by the Group is analysed as follows :	No.	No.
Food and Ingredients	2,834	2,578
Sugar	564	580
Agribusiness	284	288
	3,682	3,446

13 Intangible and Tangible Assets

	€'000	€'000
a) Intangible assets - goodwill		
At 24 September 1999	14,248	-
Arising during the period	19,377	14,515
Amortised to profit and loss account	(844)	(267)
At 29 September 2000	32,781	14,248

b) Tangible assets	Land and buildings €'000	Plant and machinery €'000	Fixtures and fittings €'000	Capital work in progress €'000	Total €'000
Group					
Cost or valuation					
At 24 September 1999	170,305	521,216	12,810	2,451	706,782
Additions	5,977	29,403	2,274	511	38,165
Acquisitions	10,960	19,334	942	-	31,236
Disposals	(3,861)	(27,609)	(34)	-	(31,504)
Reclassification	243	(971)	728	-	-
Exchange adjustments	2,861	16,740	216	30	19,847
At 29 September 2000	186,485	558,113	16,936	2,992	764,526
Depreciation					
At 24 September 1999	29,657	311,838	8,621	-	350,116
Charge for the year	2,449	26,682	1,459	-	30,590
Acquisitions	965	7,033	612	-	8,610
Disposals	(1,144)	(20,923)	(33)	-	(22,100)
Reclassification	243	(971)	728	-	-
Exchange adjustments	1,700	7,832	119	-	9,651
At 29 September 2000	33,870	331,491	11,506	-	376,867
Net book value					
At 29 September 2000	152,615	226,622	5,430	2,992	387,659
At 24 September 1999	140,648	209,378	4,189	2,451	356,666
Historical Cost Basis					
At 29 September 2000					
Cost	158,279	558,480	16,936	2,992	736,687
Aggregate depreciation	(31,180)	(332,826)	(11,506)	-	(375,512)
	127,099	225,654	5,430	2,992	361,175
Net book value of leased assets					
At 29 September 2000	1,268	38,780	65	-	40,113

Notes to the Financial Statements

year ended 29 September 2000

13 b) Tangible assets (continued)

The Group has availed of the transitional provisions included within FRS15 "Tangible Fixed Assets" and has not updated its asset revaluations. The last valuation, which applies to certain land/ buildings and storage silos was completed on 31 March 1990, using as appropriate an open market value basis or a depreciated replacement cost basis. These valuations which were completed by an independent professional valuer, Donal O'Buachalla & Company Limited, have been incorporated above.

	Land and buildings €'000	Plant and machinery €'000	Fixtures and fittings €'000	**Total €'000**
Company				
Cost				
At 24 September 1999	63	389	2,333	**2,785**
Additions	-	296	48	**344**
Disposals	-	(135)	-	**(135)**
Reclassification	(63)	63	-	**-**
At 29 September 2000	-	613	2,381	**2,994**
Depreciation				
At 24 September 1999	15	317	1,393	**1,725**
Charge for the year	3	27	255	**285**
Disposals	-	(86)	-	**(86)**
Reclassification	(18)	18	-	**-**
At 29 September 2000	-	276	1,648	**1,924**
Net book value				
At 29 September 2000	-	337	733	**1,070**
At 24 September 1999	48	72	940	**1,060**

14 Financial assets

	Associated undertakings		Other	
	Equity €'000	Goodwill €'000	investments €'000	**Total €'000**
Group				
At 24 September 1999	16,078	6,534	1,814	**24,426**
Disposals	(8,735)	(6,364)	(1,749)	**(16,848)**
Goodwill amortisation	-	(170)	-	**(170)**
Retained profits less dividends	1,058	-	-	**1,058**
Foreign exchange adjustments	436	-	-	**436**
At 29 September 2000	8,837	-	65	**8,902**

Other investments include listed investments at cost or written down value of €27,000 (1999: €25,000).
The market value of these investments at 29 September 2000 amounted to €27,000 (1999: €27,000).

The Group's aggregate share of its associated undertakings' turnover, fixed assets, current assets, liabilities due within one year and liabilities due after one year was as follows:

	2000 €'000	1999 €'000
Turnover	**223,537**	353,143
Fixed assets	**3,441**	72,699
Current Assets	**15,578**	85,544
Liabilities due within one year	**(9,712)**	(43,932)
Liabilities due after one year	**(470)**	(98,233)

Notes to the Financial Statements

year ended 29 September 2000

14 Financial assets (continued)

Company

Interest in subsidiary undertakings	Equity	Loans	**Total**
	€'000	€'000	**€'000**
At 24 September 1999	122,659	517,849	**640,508**
(Disposals)/additions at cost	(9,979)	41,070	**31,091**
Foreign exchange	-	14,259	**14,259**
At 29 September 2000	112,680	573,178	**685,858**

Principal trading subsidiary and associated undertakings are set out in note 29.

15 Stocks

	2000	1999
	€'000	€'000
Raw materials and consumables	**99,719**	95,869
Work in progress	**10,990**	10,154
Finished goods and goods for resale	**69,381**	57,500
	180,090	163,523

The estimated replacement cost of stocks is not considered to be materially different from the amounts stated above.

16 Debtors

	Group		Company	
	2000	1999	**2000**	1999
	€'000	€'000	**€'000**	€'000
Amounts falling due within one year:				
Trade debtors	**123,777**	114,907	**-**	-
Amounts owed by associated undertakings	**785**	783	**-**	-
Amounts owed by subsidiary undertakings	**-**	-	**12,500**	17,376
Other debtors	**24,690**	13,059	**185**	18
Prepayments and accrued income	**10,430**	8,338	**109**	27
	159,682	137,087	**12,794**	17,421

Notes to the Financial Statements

year ended 29 September 2000

17 Creditors

	Group 2000 €'000	Group 1999 €'000	Company 2000 €'000	Company 1999 €'000
Amounts falling due within one year:				
Bank overdrafts	15,890	16,199	320	210
Bank loans	11,709	533	-	-
Trade and other creditors	124,353	122,280	518	190
Amounts owed to subsidiary undertakings	-	-	251,742	215,729
Income tax deducted under PAYE	3,317	2,505	-	-
Pay related social insurance	589	598	-	-
Corporation tax	8,728	9,198	-	38
Proposed dividend	15,426	14,707	15,431	14,707
Accruals	75,823	64,822	1,131	2,697
Finance leases (see (a) below)	1,268	985	-	-
	257,103	231,827	269,142	233,571
Amounts falling due after more than one year:				
Deferred consideration	2,675	2,675	-	-
Bank and other loans	302,179	249,129	-	-
Finance leases (see (a) below)	1,536	464	-	-
Amounts owed to subsidiary undertakings	-	-	196,712	174,326
	306,390	252,268	196,712	174,326
(a) Finance lease payments are due as follows:				
In one year or less	1,268	985	-	-
Between one and two years	127	292	-	-
Between two and five years	1,409	172	-	-
	1,536	464	-	-
	2,804	1,449	-	-

18 Borrowings and financial instruments

(a) Interest rate risk profile of financial liabilities and financial assets

The following table sets out the interest rate composition of the Group's gross debt and cash portfolio, as stated on the balance sheet, after taking interest rate swaps into account.

	2000 Financial liabilities €'000	2000 Financial assets €'000	2000 Net €'000	1999 Financial liabilities €'000	1999 Financial assets €'000	1999 Net €'000
Fixed	(159,272)	9,034	(150,238)	(56,315)	-	(56,315)
Floating	(173,310)	125,943	(47,367)	(210,995)	116,140	(94,855)
Total	(332,582)	134,977	(197,605)	(267,310)	116,140	(151,170)

Financial liabilities are primarily denominated in sterling. Financial assets are primarily denominated in euros.

Notes to the Financial Statements

year ended 29 September 2000

(b) Maturity analysis

	2000	1999
	€'000	€'000
Bank overdrafts	15,890	16,199
Finance leases under one year	1,268	985
Bank and other loans repayable other than by instalments:		
Under one year :		
Bank	11,709	533
	28,867	17,717
Bank loans repayable other than by instalments:		
between one and two years	100,410	53,867
between two and five years	178,002	139,848
Bank loans repayable by instalments:		
between one and two years	182	40,190
between two and five years	307	363
in five years or more	-	147
Other loans repayable:		
between one and two years	4,190	6,269
between two and five years	-	-
in five years or more	19,088	8,445
Finance lease payments:		
between one and two years	127	292
between two and five years	1,409	172
	303,715	249,593
	332,582	267,310

(c) Interest rate analysis

The fixed rate borrowings have a weighted average interest rate of 6.2% (1999: 6.7%) and have a remaining average duration of 3 years (1999: 1.6 years). The fixed rate deposit has a weighted average interest rate of 6% and a remaining average duration of 9 years.

Floating rate borrowings bear interest rates based on LIBOR. At 29 September 2000 floating financial assets of €125.9m (1999: €116.1m) bearing interest based on EUROBID were available to reduce the amount of floating rate borrowing if required.

(d) Borrowing facilities

The Group had undrawn committed borrowing facilities at 29 September 2000 of €95.9m (1999: €105m) in respect of which all conditions precedent have been met. €13.6m (1999: €13m) of these facilities expire within one year; €2.4m (1999: €63m) between one and two years and €79.9m (1999: €29m) in more than two years.

Due to seasonal working capital borrowing needs, the Group has available other short term bank facilities. The uncommitted/overdraft facilities undrawn at 29 September 2000 amounted to €107m (1999: €67m).

Notes to the Financial Statements

year ended 29 September 2000

(e) Fair value of financial assets and financial liabilities

Set out below is a comparison of book values and fair values of all the Group's financial assets and financial liabilities as at 29 September 2000.

	Book Value	Fair Value
	€'000	€'000
Overdraft and short term borrowing	(27,599)	(27,599)
Loans	(302,179)	(302,179)
Leasing	(2,804)	(2,524)
	(332,582)	(332,302)
Cash and other liquid funds	134,977	134,977
Interest rate swaps	-	(702)
Forward foreign exchange contracts	-	(455)
Total	(197,605)	(198,482)

(f) Gains and losses on hedges

The group enters into forward foreign currency contracts to eliminate the exposures that arise on revenue and costs denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

	Gains	Losses	**Total net gains/ (losses)**
	€'000	€'000	**€'000**
Unrecognised gains and losses on hedges at 24 September 1999	2,026	1,145	**881**
Gains and losses arising in previous years that were recognised in 1999/2000	1,713	1,049	**664**
Gains and losses arising before 24 September 1999 that were not recognised in 1999/2000	313	96	**217**
Gains and losses arising in 1999/2000 that were not recognised in 1999/2000	3,389	4,763	**(1,374)**
Hedges at 29 September 2000	3,702	4,859	**(1,157)**
Of which:			
Gains and losses expected to be recognised in 2000/2001	3,559	4,360	**(801)**
Gains and losses expected to be recognised thereafter	143	499	**(356)**
	3,702	4,859	**(1,157)**

(g) Currency risk

At 29 September 2000, after taking into account the effects of foreign currency contracts, the group had no material currency exposures.

(h) Treasury policy

The group's treasury policy and management of derivatives and financial instruments is discussed in the Operating and Financial review on page 23.

The group has availed of the exemption provided within FRS13 to exclude its short term debtors and creditors from the disclosures noted above.

Notes to the Financial Statements

year ended 29 September 2000

19 Provisions for liabilities and charges

	Pension provisions €'000	Deferred taxation €'000	Others €'000	**Total €'000**
At 24 September 1999	3,336	19,622	12,189	**35,147**
Acquisitions	-	1,534	-	**1,534**
Movement in year	(99)	(456)	-	**(555)**
Foreign exchange	-	1,069	-	**1,069**
At 29 September 2000	3,237	21,769	12,189	**37,195**

The provision of €12.189m is in respect of notice of a claim against a subsidiary company relating to pre-acquisition events. The claim is being contested and a counter-claim against the vendors of the subsidiary would arise in the event that the claim succeeded.

The difference between the Group's full potential deferred taxation liability and the provision made above is insignificant. The deferred taxation provision arises as follows: -

	2000 €'000	1999 €'000
Excess of tax allowances over depreciation	**24,048**	22,259
Other timing differences	**(2,279)**	(2,637)
	21,769	19,622

20 Development Grants

	2,000 €'000	1,999 €'000
At 24 September 1999	**2,368**	2,644
Received during year	**32**	62
Acquisitions	**97**	-
Amortised during year	**(460)**	(363)
Foreign exchange	**20**	25
At 29 September 2000	**2,057**	2,368

Development grants received of €1.28m (1999: €2.01m) are repayable under certain circumstances as set out in the grant agreements.

21 Share Capital

	2000 Authorised €'000	1999 Authorised €'000
300,000,000 ordinary shares of 0.63c (1999: IR50p) each.	**189,000**	190,461
1 special rights preference share of €1.26 (1999: IR£1)(see (a)).	-	-
	189,000	190,461

	2000 *Issued and fully paid* €'000	1999 *Issued and* fully paid €'000
186,966,859 ordinary shares of 0.63c (1999: IR50p) each.	**117,789**	118,604
4,906,250 ordinary shares of 0.63c (1999: IR50p) each held as treasury shares (see (c)).	**3,091**	3,114
1 special rights preference share of €1.26 (1999: IR£1)(see (a)).	-	-
	120,880	121,718

(a) The special share is owned by the Minister for Agriculture and Food, on behalf of the Irish State. This gives the owner certain rights, inter alia, in relation to the shares, sugar quota and assets of Irish Sugar plc.

Notes to the Financial Statements

year ended 29 September 2000

21 Share Capital (continued)

(b) In accordance with the terms of the Company's Share Option Scheme, options over 2,870,000 ordinary shares were granted during the year and are exercisable between 2003 and 2010. In accordance with the terms of the Company's Sharesave Schemes options over 435,822 ordinary shares were granted during the year exercisable between 2003 and 2007. Options over 149,867 shares were exercised during the year at prices ranging between IR120p and IR223.5p. Total options over 10,347,010 ordinary shares were outstanding at 29 September 2000 at prices ranging between IR115p and STG341p exercisable in periods up to 2010.

(c) On 3 February 1998, the company re-purchased 4,906,250 ordinary shares. These shares are held as treasury shares and are not eligible for dividends or voting.

(d) On 10 February 2000, in accordance with Section 26 of the Economic and Monetary Union Act 1998, the nominal value of the company's shares was redenominated from IR50p to 0.634869039c per share and the special rights share of IR£1 was redenominated to €1.26973807. These shares were then renominalised to 0.63c and €1.26 per share respectively and an amount of €0.934m was transferred to a Capital Conversion Reserve Fund.

22 Share premium account

	2000 €'000	1999 €'000
At 24 September 1999	**84,262**	84,194
Premium on issue of shares during the year	**226**	68
At 29 September 2000	**84,488**	84,262

23 Other reserves

	Other reserves €'000	Profit & loss account €'000	Total €'000
At 24 September 1999	**(3,459)**	**83,151**	**79,692**
Retained loss for the year	-	**(24,486)**	**(24,486)**
Reinstatement of goodwill previously written off	-	**38,822**	**38,822**
Exchange adjustments	**(3,932)**	-	**(3,932)**
At 29 September 2000	**(7,391)**	**97,487**	**90,096**

The cumulative amount of positive goodwill written off against reserves relating to acquisitions made prior to the introduction of FRS10 "Goodwill and Intangible Assets" is €148.2m (1999: €187m). This goodwill will be charged in the profit and loss account should the Group dispose of the businesses to which it relates.

24 Reconciliation of operating profit to net cash flow from operating activities

	2000 €'000	1999 €'000
Operating profit	**80,165**	81,943
Depreciation net of development grants	**30,130**	26,854
	110,295	108,797
(Decrease)/increase in creditors	**(15,774)**	2,713
Increase in debtors	**(4,190)**	(1,291)
Increase in stocks	**(12,487)**	(10,714)
Other movements	**(11,889)**	(3,648)
Net cash inflow from operating activities	**65,955**	95,857

Notes to the Financial Statements

year ended 29 September 2000

25 Acquisition of subsidiary and associated undertakings

	2000
	€'000
Net assets acquired	17,056
Goodwill	13,094
	30,150
Satisfied by:	
Cash	20,095
Non cash consideration	10,055
	30,150

There were no significant fair value adjustments in relation to acquisitions made in the period. Acquisition provisions of €0.602m were utilised against specific costs arising during the year.

26 Analysis of net debt

	25 Sept 99	Cash flow	Acquisitions	Non-cash changes	Exchange movements	29 Sept 00
	€'000	€'000	€'000	€'000	€'000	€'000
Cash	14,948	4,422	-	-	1,017	20,387
Overdrafts	(16,199)	795	-	-	(486)	(15,890)
	(1,251)	5,217	-	-	531	4,497
Debt due within one year	(533)	(11,156)	-	-	(20)	(11,709)
Debt due after one year	(234,415)	(33,026)	(4,229)	-	(7,231)	(278,901)
Finance leases	(1,449)	1,035	(2,291)	-	(99)	(2,804)
	(236,397)	(43,147)	(6,520)	-	(7,350)	(293,414)
Liquid Resources	101,192	13,288	-	-	110	114,590
	(136,456)	(24,642)	(6,520)	-	(6,709)	(174,327)
Loan Notes	(14,714)	1,491	-	(10,055)	-	(23,278)
Net debt	(151,170)	(23,151)	(6,520)	(10,055)	(6,709)	(197,605)

Liquid resources are deposit accounts with a maturity of less than one year when acquired.

Notes to the Financial Statements

year ended 29 September 2000

27 Commitments

	2000 €'000	1999 €'000
Capital commitments not provided for		
Contracted	**1,095**	1,545
Approved but not contracted	**25,151**	17,083
	26,246	18,628

Operating lease commitments

The annual commitments payable in the next twelve months under non-cancellable operating leases are as follows:

	2000		1999	
	Land and buildings €'000	**Other €'000**	Land and buildings €'000	Other €'000
Expiring :				
within one year	**41**	**663**	114	604
between one and five years	**99**	**1,802**	51	1,855
over five years	**1,479**	**-**	1,663	-
	1,619	**2,465**	1,828	2,459

Pensions

The Group operates a number of externally funded, defined benefit and defined contribution pension schemes for the majority of employees. Annual contributions to the defined benefit pension schemes are based on the advice of independent actuaries.

Total pension costs amounted to €3.592m (1999: €3.272m) of which €1.327m (1999: €0.764m) related to defined contribution schemes.

The most recent actuarial valuations were carried out at dates ranging from 31 March 1997 to 1 December 1999 primarily using the attained age and aggregate methods of valuation.

The principal assumptions made were that the average annual rate of return on investment would exceed the annual rate of increase in the Consumer Price Index ("CPI") by 4% and that the average annual pay increase would exceed the CPI by 2% or 3%.

At the date of the latest actuarial valuations, the market value of the assets was €347m and the actuarial value of the assets was sufficient on a combined basis to cover 115% of the benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration. The actuaries' reports are not available for public inspection but the results are advised to members of the various schemes.

28 Contingent liabilities and guarantees

Guarantees

In accordance with Section 17 of the Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiaries, and as a result such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. The Company has also guaranteed certain of the borrowings of various subsidiaries.

Notes to the Financial Statements

year ended 29 September 2000

29 Subsidiary and associated undertakings

The principal trading subsidiary and associated undertakings are as follows:

Name of subsidiary	Nature of business	Percentage share	Registered office
Belgomalt SA**	Maltsters	100	40 Chaussee de Charleroi, 5030 Gembloux.
Erin Foods Limited	Food Distribution	100	Slievenamon Road, Thurles, Co. Tipperary.
Erin Foods Manufacturing Limited	Food Processers	100	As above.
James Daly and Sons Limited	Food Processors	100	Churchfield, Cork.
Minch Malt Limited	Maltsters	100	The Maltings, Athy, Co. Kildare.
Odlum Group Limited	Flour Millers	100	Alexandra Road, Dublin 1.
Paramount Foods plc*	Food Processors	100	49 Parkway, Deeside Industrial Park, Deeside, Flintshire, CH5 2NS.
Pauls Malt Limited*	Maltsters	100	Icknield Way, Kentford, Newmarket, Suffolk, CB8 7QU.
Rathbones Bakeries Limited*	Bakers	100	Claremont, Lydney, Gloucestershire, GL15 5DX.
The Robert's Group Limited *	Food Processors	100	Midland Road, Hunslet, Leeds, LS10 2RJ.
Trilby Trading Limited	Food Industry Suppliers	51	51 Laurence Street, Drogheda, Co Louth.
William Rodgers (Foods) Limited *	Food Processors	100	Byron Avenue, Kirkby-in-Ashfield, Nottingham NG17 7LA.
W.W. Bellamy (Bakers) Limited*	Bakers	100	Claremont, Lydney, Gloucestershire, GL15 5DX.
Greencore Advances Limited	Finance Company	100	St. Stephen's Green House, Earlsfort Terrace, Dublin 2.
Greencore Finance Limited	Finance Company	100	As above.
Irish Sugar plc	Production of Sugar	100	Athy Road, Carlow.
Sugar Distributors Limited	Sugar Wholesalers	100	As above.
William McKinney (1975) Limited*	Sugar Wholesalers	70	Knockmore Industrial Est., Moira Road, Lisburn, Co Antrim, BT28 2EJ.

Notes to the Financial Statements

year ended 29 September 2000

Name of subsidiary	Nature of business	Percentage share	Registered office
Armer Machinery Limited*	Agricultural Machinery	100	42-46 High Street, Esher, Surrey KT10 9RT.
Clarendon Agricare Limited*	Agrichemicals	100	Unit 23, Seagoe Industrial Est, Portadown, Co. Armagh BT63 5QD.
Drummonds Limited	Grain Merchants	100	Paddingstown, Clonee, Co Meath.
Grassland Fertilisers Limited	Fertilizers	100	75, Merrion Square, Dublin 2.
Greencore Agribusiness Limited	Agriproducts Manufacture	100	Dr Cullen Park Road, Carlow.
Greencore Agrisales Limited	Agriproducts Distribution	100	As above.
Interchem Limited	Agrichemicals	100	Cherry Orchard Industrial Est., Dublin 10.
Premier Molasses Company Limited	Molasses Trading	50	Harbour Road, Foynes, Co. Limerick.

Name of associated undertaking	Nature of business	Percentage share	Registered office
Yeast Products Company	Yeast Manufacturers	40	Griffith Avenue Ext, Dublin 11.
James Budgett Sugars Limited*	Sugar Merchants	33.3	Beacon House, Rainsford Road, Chelmsford CMI 2PY.
United Molasses (Ireland) Limited*	Molasses Trading	50	Duncrue Street, Belfast BT3 9AQ.

All the above companies are incorporated in the Republic of Ireland except those indicated with * which are incorporated within the United Kingdom and that marked with ** which is incorporated in Belgium. The principal country of operation of each company is the country in which it is incorporated.

James Budgett Sugars Limited and United Molasses (Ireland) Limited prepare their financial statements to a 31 March year end.

30 Approval of financial statements

The financial statements were approved by the Board of Directors on 10 January 2001.

Notice of Annual General Meeting

Notice is hereby given that the Tenth Annual General Meeting of Greencore Group public limited company will be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4 on Thursday 8 February 2001 at 11.00 o'clock in the morning for the following purposes;

1. To receive and consider the financial statements for the year ended 29 September 2000 together with the reports of the Directors and auditors thereon (Resolution 1).

2. To declare a final dividend of IR6.5p per share on the ordinary shares for the year ended 29 September 2000 (Resolution 2).

3. As special business to consider and, if thought fit, pass the following special resolution (Resolution 3).

   "That the Articles of Association of the Company be and they are hereby amended:

   (i) by the deletion of the first sentence of Article 76 thereof and the substitution of the following sentence therefor:

   'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than twelve nor less than two.'

   (ii) by the deletion of Article 88(d) thereof and the substitution of the following therefor:

   '(d) Acts done by a person as Director are valid notwithstanding that it is afterwards discovered that his appointment had been terminated under these provisions.'

   (iii) by the deletion of the last sentence of Article 90 thereof."

4. To re-appoint the following Directors who retire in accordance with the Articles of Association and, being eligible, offer themselves for re-appointment and, in the case of Bernard M. Cahill subject to the passing of Resolution 3:

   Anthony D. Barry (Resolution 4(a))
   Bernard M. Cahill (Resolution 4(b))
   John F. Casey (Resolution 4(c))

5. To authorise the Directors to fix the remuneration of the auditors for the year ending 28 September 2001 (Resolution 5).

6. To fix the ordinary remuneration of the Directors so that it shall not exceed in the aggregate €400,000 per annum (Resolution 6).

As special business to consider and, if thought fit, pass the following resolutions:

7. As a special resolution (Resolution 7):

   "That the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the Companies (Amendment) Act, 1983 to allot equity securities (within the meaning of Section 23 of the Companies (Amendment) Act, 1983) for cash pursuant to the authority conferred by ordinary resolution authorising the Directors to issue the unissued capital of the Company passed on 10 February 2000 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that this power shall be limited to:

   (a) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or otherwise), and

Notice of Annual General Meeting

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value equal to 5% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being,

and shall expire on the day following the Annual General Meeting of the Company to be held during 2002, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired."

8. As a special resolution (Resolution 8):

"That the Company and/or any of its subsidiaries be and they are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class (except the Special Share) of the Company (the "Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution.

(b) the minimum price which may be paid for any Share shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in the Irish Stock Exchange Daily Official List reporting the business done on each of those five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) If the London Stock Exchange plc. is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990 then, with effect from the close of business on the day on which the London Stock Exchange plc. is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of shares on the London Stock Exchange plc. provided that (i) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (ii) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to the Irish Stock Exchange Daily Official List and inserting instead reference to The Daily Official List of the London Stock Exchange plc. and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:-
(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price.

Notice of Annual General Meeting

And deleting thereafter the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby granted shall expire at the close of business on the date of the next Annual General Meeting of the Company or 7 August 2002, whichever is the earlier, unless previously varied, revoked or renewed by special resolution in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

9 As a special resolution (Resolution 9):

"That, pursuant to the authority conferred by special resolution authorising the Company and/or any of its subsidiaries to make market purchases of shares of any class (except the Special Share) of the Company passed earlier this day, for the purposes of Section 209 of the Companies Act, 1990 the reissue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be reissued off-market shall be as follows:

(a) *the maximum price at which a treasury share may be reissued off-market shall be an amount equal to 120 per cent of the* Appropriate Price; and
(b) the minimum price at which a treasury share may be reissued off-market shall be an amount equal to 95 per cent of the Appropriate Price.

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury share is to be reissued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is reissued, as determined from information published in the Irish Stock Exchange Daily Official List reporting the business done in each of those five business days:-

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the date of the next following Annual General Meeting of the Company or 7 August 2002, whichever is the earlier, unless previously varied, revoked or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

10 As an ordinary resolution (Resolution 10):

"That the Greencore Group Executive Share Option Scheme, a copy of which duly signed by the chairman for the purposes of identification is here produced to the meeting, be and it is hereby approved and adopted"

11 As an ordinary resolution (Resolution 11):

"That The Greencore Group Approved Sharesave Scheme as established by an ordinary resolution of the Company passed on 23 February, 1994 and as amended by resolutions of the Board on 26 May 1998 and 25 May 1999 be and is hereby amended by

Notice of Annual General Meeting

the substitution of "8 February 2001" for "20 March, 1991" in the definition of "Existing Share Option Scheme" therein and the substitution of a new definition of "Option Price" for the existing definition thereof, as contained in the New Rules of The Greencore Group Approved Sharesave Scheme, a copy of which duly signed by the Chairman for the purposes of identification is here produced to the meeting".

12 As an ordinary resolution (Resolution 12):

"That The Greencore Group UK Share Save Scheme as established by Addendum approved by resolution of the Board of the Company passed on 26 May, 1998 be and is hereby amended by the adoption of new Rules, as contained in the New Rules of The Greencore Group UK Share Save Scheme, a copy of which duly signed by the Chairman for the purposes of identification is here produced to the meeting".

By Order of the Board,
B.J. Power
Company Secretary

Greencore Group plc
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

10 January 2001

Notes:

(a) A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote on his behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and voting at the meeting should the member subsequently wish to do so. To be effective, the form of proxy together with any power of attorney or other authority under which it is executed, or a notarially certified copy thereof, must be deposited at the registered office of the Company or, at the member's option, with the Registrar of the Company, Computershare Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18 not less than 48 hours before the time appointed for the holding of the meeting.

(b) The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 6 February, 2001 (or in the case of an adjournment as at 48 hours before the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

(c) No Director has a service contract of more than one year's duration.

Shareholder and Other Information

Greencore Group plc is an Irish registered company. Its ordinary shares are quoted on the Irish and London Stock Exchanges. Greencore has a level 1 American Depositary Receipts (ADR) programme for which the Bank of New York acts as depositary (Symbol: GNCGY). Each ADR share represents four Greencore ordinary shares.

Shareholding Statistics as at 10 December 2000

Range of shares held	Number of holders		Ordinary Shares	
	Number	%	Number	%
1 - 1,000	6,006	49.0	2,798,847	1.5
1,001 - 5,000	4,714	38.5	11,058,666	5.9
5,001 - 10,000	915	7.5	6,655,755	3.6
10,001 - 25,000	393	3.2	6,207,484	3.3
25,001 - 100,000	136	1.1	6,598,478	3.5
100,001 - 250,000	35	0.3	5,928,666	3.2
250,001 - 500,000	14	0.1	4,795,846	2.6
Over 500,000	39	0.3	142,932,016	76.4
	12,252	100.0	186,975,758	100.0

Financial Calender 2001

Record date for 2000 final dividend	- 15 December 2000
Annual General Meeting	- 8 February 2001
Payment date for 2000 final dividend	- 12 February 2001
Interim results	- May 2001
Interim dividend payment	- July 2001
Financial year end	- 28 September 2001
Preliminary announcement of results	- November 2001

Advisors and Registered Office

Company Secretary
B.J. Power FCIS

Registered Office
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

Registrar & Transfer Office
Computershare Service (Ireland) Limited,
Heron House,
Corrig Road,
Sandyford Industrial Estate,
Dublin 18.

Principal Bankers
Citibank N.A.
Bank of Ireland
The Royal Bank of Scotland plc

Auditors
PricewaterhouseCoopers,
George's Quay,
Dublin2.

Solicitors
Arthur Cox,
Earlsfort Centre,
Earlsfort Terrace,
Dublin 2.

Slaughter and May,
35 Basinghall Street,
London EC2V 5DB.

Stockbrokers
Goodbody Stockbrokers,
Ballsbridge Park,
Dublin 4.

Deutsche Bank,
I Great Winchester Street,
London EC2N 2EQ.

American Depositary Receipts
The Bank of New York,
101 Barclay Street,
22nd Floor - West,
New York NY 10286.

Website
Further information on Greencore Group plc is available at www.greencore.ie



